Form 51-102F3
Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 810 – 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

November 20, 2017

Item 3News Release

The news release was disseminated on November 20, 2017 by way of the facilities of Stockwatch.  Copies were also forwarded to the applicable Securities Commissions via SEDAR.

Item 4Summary of Material Change

The Company announced a change in its Board of Directors.

Item 5Full Description of Material Change

Item 5.1Full Description of Material Change

In the Company’s news release dated November 20, 2017, announced the appointment of Prof. John Papastergiou to VANC’s Board of Directors.

The Company is pleased to announce the appointment of Prof. John Papastergiou to its board of directors. Prof. Papastergiou brings a unique mix of business acumen, clinical research experience and award-winning pharmacy practice to the board. His ground-breaking work in point-of-care testing has contributed to the expansion of the community pharmacist's role to include screening and monitoring for chronic diseases and other ailments, which all strongly supports VANC’s corporate strategy.

“VANC’s mission to bring point-of-care technologies to community pharmacy is aligned with where I believe the future of the industry, and healthcare in general, is headed,” commented Prof. Papastergiou. “I strongly believe that pharmacists can be instrumental in the delivery of high quality and cost-effective clinical services. Proactively screening and monitoring patients dealing with a variety of health concerns is a perfect example that.”

Much of Prof. Papastergiou’s research has focussed on validating the effectiveness of community pharmacy screening programs and the positive health outcomes they can provide.

“We are privileged to have such a leading advocate of community pharmacy join our board of directors,” stated Mr. Bob Rai, CEO. “Both his research and direct experience operationalizing point-of-care programs will guide our strategy as we begin to implement the HealthTab system and other point-of-care technologies.”

Mr. David Hall, Chairman of the board of directors commented: “The addition of a community pharmacy leader, such as John Papastergiou, to our board of directors further validates our belief in the growing importance of community pharmacy in keeping Canadians healthy. By pairing innovative technology with high quality generic and OTC products, we aim to be at the forefront of where the industry is headed and to help shape the future of pharmacy and healthcare in Canada.”

VANC has granted 150,000 stock options at $0.15 for a period of 5 years to a director of the Company subject to regulatory provisions.

Item 5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8Executive Officer

Business Telephone:

Facsimile:

Item 9Date of Report

November 20, 2017